

GeoToll, Inc.

Financial Statements

For the Years Ended December 31, 2019 and 2018

(Unaudited)

GEOTOLL, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	Dec 31, 2019	Dec 31, 2018
ASSETS		
Current Assets		
Total Cash	$26,781	$73,307
Total Current Assets	26,781	73,307
Fixed Assets		
Accumulated Depreciation	(5,804)	(4,178)
Furniture, fixtures, equipment	6,076	6,076
Total Fixed Assets	272	1,898
TOTAL ASSETS	**27,053**	**75,205**
LIABILITIES & EQUITY		
Total Current Liabilities	760	175,000
Total Liabilities	760	175,000
Equity		
Total Partner Contributions	5,497,400	3,857,400
Retained Earnings	(3,958,379)	(2,936,582)
Net Income	(1,512,828)	(1,020,713)
Total Equity	26,293	(99,795)
TOTAL LIABILITIES & EQUITY	**$27,053**	**$75,205**

GEOTOLL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Jan - Dec 19	Jan - Dec 18
Ordinary Income/Expense		
Income		
Total Sales	$290,822	$0
Total Income	290,822	0
Gross Profit	290,822	0
Expense		
Accounting Services	24,292	2,213
Bank Charges	276	601
BATA Project	88,820	0
Business Development	0	9,771
Charitable Contributions	0	2,500
Total Compensation	708,642	0
Consulting	20,758	190,259
Dues & Annual Fees	7,396	7,870
Express Mail & Postage	5,654	0
Hourly Labor	4,064	0
Insurance	8,121	2,193
Interest Expense	2,026	168
Total LAC Metro Project	319,056	0
Legal & Professional Fees	105,224	69,003
Licenses & Permits	312	369
Marketing & Promotional	7,151	4,205
Office Expenses	2,296	2,901
Phone & Internet Services	6,366	2,424
Total R&D	428,140	668,070
Rent	25,063	24,436
Shipping and Delivery Expense	0	5,521
Taxes	210	0
Trade Shows & Conferences	7,269	0
Total Travel	31,155	27,372
Utilities	817	839
Total Expense	1,803,108	1,020,713
Net Ordinary Income	(1,512,286)	(1,020,713)
Net Other Income	(542)	0
Net Income	($1,512,828)	($1,020,713)

GEOTOLL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Dec 31, 2019	Dec 31, 2018
Cash Flows from Operating Activities		
Net Income (Loss) for the Period	($1,512,828)	($1,020,713)
Change in Payables	760	(6,831)
Depreciation	542	0
Net Cash Flows from Operating Activities	(1,511,526)	(1,027,544)
Cash Flows from Financing Activities		
Shareholder Loans	(175,000)	175,000
Partner Contributions	1,640,000	727,500
Net Cash Flow from Financing Activities	1,465,000	902,500
Net Change in Cash	**($46,526)**	**($125,044)**
Beginning Cash	73,307	198,351
Ending Cash	26,781	73,307

GEOTOLL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Capital Stock Amount	Additional Paid In Capital	Retained Earnings	Net Income	Total Stockholders' Equity
Balance as of December 31, 2017	100	3,129,900	(2,645,027)	(291,555)	193,418
Partner Contributions		727,500			
Balance as of December 31, 2018	100	3,857,400	(2,936,582)	(1,020,713)	(99,795)
Partner Contributions		1,640,000			
Balance as of December 31, 2019	100	5,497,400	(3,958,379)	(1,512,828)	26,293

GEOTOLL, INC
NOTES TO THE FINANCIAL STATEMENTS
FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

1. Organization and Purpose

GeoToll, Inc. (the "Company") is an S-corporation formed under the laws of the State of Delaware. The Company intends to convert into a C-corporation on January 1, 2021. The Company operates a mobile tolling tracking and payment solutions platform.

2. Accounting Policies

a.) Basis of Accounting

The Company used Cash Basis Accounting for the years 2018 and 2019.

b.) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c.) Cash

"Cash" on the balance sheet includes highly liquid funds in Checking accounts.

d.) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company.

4. Going Concern

The accompany financial statements have been prepared assuming that the Company will continue as a going concern.